SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)*

I-MINERALS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

44973V
(CUSIP Number)

ALLEN L. BALL BV NATURAL RESOURCES LLC
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44973V	Schedule 13D	Page 2 of 11

1.	Names of Reporting Persons ALLEN L. BALL

2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐

3.	Sec Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

	7.	Sole Voting Power 125,500 common shares
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	8.	Shared Voting Power 36,929,390 common shares(1)

	9.	Sole Dispositive Power 125,500 common shares

	10.	Shared Dispositive Power 36,929,390 common shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,929,390 common shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 39.4%

14.	Type of Reporting Person (See Instructions) IN

(1)The number of shares listed as beneficially owned by Mr. Ball consists of: (i) 125,500 common shares held directly by Mr. Ball, and (ii) 36,803,890 common shares held by BV Natural Resources LLC.

CUSIP No. 44973V	Schedule 13D	Page 3 of 11

1.	Names of Reporting Persons BV NATURAL RESOURCES LLC

2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐

3.	Sec Use Only

4.	Source of Funds WC & OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Idaho

	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	8.	Shared Voting Power 36,803,890 common shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,803,890 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,803,890 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 39.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 44973V	Schedule 13D	Page 4 of 11

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the undersigned (as amended, the “Schedule 13D”) on February 27, 2015, with the Securities and Exchange Commission (the “SEC”).

ITEM 1.SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is common shares, without par value, of I-MINERALS INC. (the “Issuer”). The principal executive office of the Issuer is Suite 880, 580 Hornby Street, Vancouver, BC V6C 3B6.

ITEM 2.IDENTITY AND BACKGROUND

(a)This Schedule 13D is being filed by:

(i)Allen L. Ball, an individual.

(ii)BV Natural Resources LLC, an Idaho limited liability corporation (“BVNR”).

Each of the forgoing may be referred to individually in this information statement as a “Reporting Person”, and collectively as the “Reporting Persons”.

(b)The principal business address for each of the Reporting Persons is 2194 Snake River Parkway, Suite 300, Idaho Falls, ID 83402.

(c)The principal business of BVNR is investing in businesses and securities. Mr. Ball is an Idaho businessman at the business address identified under Item 2(b) of this information statement.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)BVNR was formed under the laws of the State of Idaho. Mr. Ball is a citizen of the United States of America.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Open Market Share Purchases

The Reporting Persons purchased approximately 826,500 common shares of the Issuer on the open market at an approximate cost of 137,699 USD.

Private Placements

The Reporting Persons acquired a total of 14,770,870 common shares of the Issuer for total proceeds of approximately 2,783,782 USD under private placement transactions with the Issuer.

Loan Agreements

The Issuer entered into loan agreements with BV Lending, LLC, dating from September 2012 through the present day, and three of the loan agreements are currently outstanding.  Under the terms of the loan agreements, the

CUSIP No. 44973V	Schedule 13D	Page 5 of 11

Reporting Persons were issued the following securities of the Issuer:

(a)9,417,924 common shares of the Issuer to settle accrued interest;

(b)3,066,900 common shares of the Issuer to settle outstanding indebtedness; and,

(c)7,247,112 common shares of the Issuer as bonuses for cash advances under certain loan agreements.

Exercise of Stock Options

The Reporting Persons acquired 145,000 common shares of the Issuer for proceeds of 50,130 USD in connection with the exercise of previously granted stock options.

Exercise of Share Purchase Warrants

The Reporting Persons acquired 1,455,084 common shares of the Issuer for proceeds of 202,875 USD in connection with the exercise of previously granted share purchase warrants.

ITEM 4.PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplement and superseded, as the case may be, as follows:

On May 3, 2022, BVNR and the Issuer entered into an indicative non-binding letter of interest (the “Letter of Interest”) setting forth terms under which BVNR would consider a purchase all of the issued and outstanding shares of the Issuer’s subsidiary: i-Minerals, USA, Inc., in consideration for cancellation of the indebtedness owed by Issuer to BVNR. The Letter of Interest was non-binding, constituted a preliminary inquiry and did not obligate BVNR or the Issuer to negotiate or enter into a definitive agreement. The full text of the Letter of Interest is filed as Exhibit 99.1 and incorporated herein by reference.

The parties subsequently exchanged correspondence clarifying specified matters in the Letter of Interest, and BVNR conducted a due diligence investigation of i-Minerals, USA. BVNR has determined to pursue the purchase of i-Minerals, Inc. and has commenced negotiation of a definitive agreement for the purchase.

Neither the Letter of Interest nor this Amendment is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities, or the securities of any of its subsidiaries. Neither BVNR nor the Company is obligated to complete a transaction until a definitive agreement is negotiated and signed.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in the Schedule 13D, as amended, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 44973V	Schedule 13D	Page 6 of 11

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

(a)Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Persons beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
Allen L. Ball	Common Stock	36,929,390 (1)	39.4%
BV Natural Resources LLC	Common Shares	36,803,890(1)	39.3%

*Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of March 24, 2022, the Issuer had 93,730,212 shares of common stock issued and outstanding.

The number of shares listed as beneficially owned by Mr. Ball consists of: (i) 125,500 common shares held directly by Mr. Ball and (ii) 36,803,890 common shares held by BV Natural Resources LLC.

(b)Power to Vote and Dispose of the Issuer Shares:

Allen L. Ball may be deemed to share voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by the Reporting Persons.

(c)Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 of this information statement.

(d)Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Persons.

(e)Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 44973V	Schedule 13D	Page 7 of 11

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided in Item 4 is incorporated by this reference.

The Issuer had three loan agreements with $34,855,516 in indebtedness as of April 30, 2022, with BV Lending, LLC (the “Lender”), a company affiliated with Ball Ventures, LLC, which was founded by Allen Ball, a director of the Issuer. All outstanding indebtedness is due and payable on September 15, 2022. The Lender may negotiate additional loan repayment extensions with the Issuer, but has no obligation to do so.

All three loan agreements accrue any interest due as an advance, unless the Lender elects with due notice to have the interest paid in cash or shares of the Issuer. The 2016 Loan Agreement (“First, Second and Third Promissory Notes”), the 2018 Loan Agreement (“Fifth Promissory Notes”), and the 2019 Loan Agreement (“Sixth Promissory Notes”) accrue interest at annual rates of 12%, 14%, and 14%, respectively. On July 15, 2021, the interest rate was decreased to 0.13% per annum effective May 1, 2021 for no consideration.

The 2016 and 2018 loan agreements awarded finance fees in the form of shares and/or warrants of the Issuer to an affiliate of the Lender at a specified rate for each cash advance.

First, Second and Third Promissory Notes

On September 13, 2013, January 27, 2014 and December 4, 2014, the Company entered into agreements with BV Lending LLC, a company controlled by Allen L. Ball, a director of our Company (the “Lender”) pursuant to which $5,787,280 was advanced to the Company in tranches (the “First Promissory Notes”). On February 18, 2015 and December 1, 2015, the Company entered into agreements with the Lender pursuant to which $5,457,000 was advanced to the Company in tranches (the “Second Promissory Notes”). On June 1, 2016, October 25, 2017, January 19, 2018 and March 30, 2018, the Company entered into agreements with the Lender pursuant to which $4,045,000 was advanced to the Company in tranches (the “Third Promissory Notes”). In addition, the First Promissory Notes and the Second Promissory Notes were amended and combined with the Third Promissory Notes with a modified maturity date of March 31, 2019.

On October 25, 2017, the Company entered into an amending agreement with the Lender to extend the maturity date of the outstanding Promissory Notes from December 2, 2017 to March 31, 2019. In consideration for the extension, the Company agreed to pay a 1% extension fee in the amount of $168,152 with the fee deemed as advances (not subject to bonus shares or bonus warrants). On March 27, 2019, an amending agreement was entered into extending the maturity date of the Promissory Notes from March 31, 2019 to June 30, 2019 for no consideration. On June 28, 2019, the Third Promissory Notes maturity date was extended to October 31, 2019. On October 25, 2019, the Company entered into an amending agreement with the Lender extending the maturity date of the Third Promissory Notes, for no consideration to the earlier of (i) June 30, 2020 and (ii) 60 days after a pre-feasibility study has been filed on SEDAR. On June 4, 2020, the promissory notes were extended to December 15, 2020 for no consideration. On December 3, 2020, the maturity date was extended to March 15, 2021 for no consideration. On March 9, 2021 the maturity date was extended to April 15, 2021 for no consideration. On April 15, 2021 the maturity date was extended to May 15, 2021 for no consideration. On May 10, 2021 the maturity date was extended to June 15, 2021 for no consideration. On June 15, 2021 the maturity date was extended to July 15, 2021 for no consideration. On July 15, 2021 the maturity date was extended to August 15, 2021 for no consideration. In addition, the interest rate was decreased to 0.13% per annum effective May 1, 2021 from 12% to 14%. On August 13, 2021 the maturity date was extended to September 15, 2021 for no consideration. On September 13, 2021 the maturity date was extended to October 15, 2021 for no consideration. On October 13, 2021, the maturity date was extended to November 15, 2021 for no consideration. On November 15, 2021, the maturity date was extended to December 15, 2021 for no consideration. On December 15, 2021, the maturity date was extended to January 15, 2022 for no consideration. On January 13, 2022, the maturity date was extended to February 15, 2022 for no consideration. On February 15, 2022, the maturity date was extended to April 15, 2022 for no consideration. On April 14, 2022, the maturity date was extended to June 15, 2022 for no consideration. On June 14, 2022, the maturity date was extended to September 15, 2022 for no consideration.

CUSIP No. 44973V	Schedule 13D	Page 8 of 11

Certain conditions may result in early repayment including immediate repayment in the event a person currently not related to the Company acquires more than 40% of the outstanding common shares of the Company.

The Third Promissory Notes bear interest at the rate of 0.13% per annum and during the year ended April 30, 2022, the Company recorded interest of $32,880 (2021 - $3,048,758). Interest is payable semi-annually as calculated on May 31st and November 30th of each year. Interest is to be paid either in cash, in common shares or deemed an advance of principal at the option of the Lender. A 5% late payment penalty may apply if payment is not paid within ten days after the due date. During the year ended April 30, 2022, the Lender elected to have interest payable from December 1, 2020 to November 30, 2021 of $1,331,675 deemed as advances.

Fifth Promissory Notes

On September 11, 2018, the Company entered into a Loan Agreement the Lender pursuant to which up to $2,500,000 will be advanced to the Company in tranches (the “Fifth Promissory Notes”). As at April 30, 2020, the Company had received $2,500,000 in advances pursuant to the Fifth Promissory Notes. The Fifth Promissory Notes were due on December 31, 2019. On October 25, 2019, the Company entered into an amending agreement with the Lender extending the maturity date for both notes, for no consideration, to the earlier of (i) June 30, 2020 and (ii) 60 days after a pre-feasibility study has been filed on SEDAR. On June 4, 2020, the promissory notes were extended to December 15, 2020 for no consideration. On December 3, 2020, the maturity date was extended to March 15, 2021 for no consideration. On March 9, 2021 the maturity date was extended to April 15, 2021 for no consideration. On April 15, 2021 the maturity date was extended to May 15, 2021 for no consideration. On May 10, 2021 the maturity date was extended to June 15, 2021 for no consideration. On June 15, 2021 the maturity date was extended to July 15, 2021 for no consideration. On July 15, 2021 the maturity date was extended to August 15, 2021 for no consideration. In addition, the interest rate was decreased to 0.13% per annum effective May 1, 2021 from 12% to 14%. On August 13, 2021 the maturity date was extended to September 15, 2021 for no consideration. On September 13, 2021 the maturity date was extended to October 15, 2021 for no consideration. On October 13, 2021, the maturity date was extended to November 15, 2021 for no consideration. On November 15, 2021, the maturity date was extended to December 15, 2021 for no consideration. On December 15, 2021, the maturity date was extended to January 15, 2022 for no consideration. On January 13, 2022, the maturity date was extended to February 15, 2022 for no consideration. On February 15, 2022, the maturity date was extended to April 15, 2022 for no consideration. On April 14, 2022, the maturity date was extended to June 15, 2022 for no consideration. On June 14, 2022, the maturity date was extended to September 15, 2022 for no consideration.

The Fifth Promissory Notes bear interest at the rate of 0.13% per annum payable semi-annually as calculated on May 31st and November 30th of each year. Interest is to be paid either in cash, in common shares or deemed an advance of principal at the option of the Lender. During the year ended April 30, 2022 the Company recorded interest of $4,017 (2021 - $428,415). The lender elected to have interest payable of $187,867 from December 1, 2020 to November 30, 2021 deemed as advances.

The Company and the Lender agreed that the Lender is to receive bonus shares equal to 6% of each loan tranche advanced under the Fifth Promissory Notes divided by the Company’s common share market price up to a maximum of 1,054,097 bonus shares. During the year ended April 30, 2020, the Company issued 1,054,097 bonus shares to the Lender at the fair value of $106,858. The fair value of the bonus shares was determined by reference to the trading price of the Company’s common shares on the date the advances were received.

The aggregate finance fees (bonus shares) are recorded against the promissory notes balance and are being amortized to the Statement of Loss over the life of the promissory notes using the effective interest method. The accretion expense in respect of the debt discount recorded on the issuance of bonus shares totaled $nil for the year ended April 30, 2021 (2021 - $nil). The unamortized debt discount as at April 30, 2022 is $nil (2021 – $nil).

CUSIP No. 44973V	Schedule 13D	Page 9 of 11

Sixth Promissory Notes

On October 25, 2019, the Company entered into a Loan Agreement with the Lender pursuant to which up to $700,000 will be advanced to the Company in tranches (the “Sixth Promissory Notes”). On January 20, 2020 and July 8, 2020, the Company entered into an amending agreements whereby the Lender agreed to advance an additional $600,000 and $1,200,000, respectively, under the same terms as the Sixth Promissory Notes. As at April 30, 2022, the Company had received $3,350,000 in advances pursuant to the Sixth Promissory Notes. Subsequent to April 30, 2022, the Company received $125,000 pursuant to the Sixth Promissory Notes.

The Sixth Promissory Notes were due on the earlier of (i) June 30, 2020 and (ii) 60 days after a pre-feasibility study has been filed on SEDAR. On June 4, 2020, the promissory notes were extended to December 15, 2020 for no consideration. On December 3, 2020, the maturity date was extended to March 15, 2021 for no consideration. On March 9, 2021 the maturity date was extended to April 15, 2021 for no consideration. On April 15, 2021 the maturity date was extended to May 15, 2021 for no consideration. On May 10, 2021 the maturity date was extended to June 15, 2021 for no consideration. On June 15, 2021 the maturity date was extended to July 15, 2021 for no consideration. On July 15, 2021 the maturity date was extended to August 15, 2021 for no consideration. In addition, the interest rate was decreased to 0.13% per annum effective May 1, 2021 from 12% to 14%. On August 13, 2021 the maturity date was extended to September 15, 2021 for no consideration. On September 13, 2021 the maturity date was extended to October 15, 2021 for no consideration. On October 13, 2021, the maturity date was extended to November 15, 2021 for no consideration. On November 15, 2021, the maturity date was extended to December 15, 2021 for no consideration. On December 15, 2021, the maturity date was extended to January 15, 2022 for no consideration. On January 13, 2022, the maturity date was extended to February 15, 2022 for no consideration.

On February 15, 2022, the maturity date was extended to April 15, 2022 for no consideration. On April 14, 2022, the maturity date was extended to June 15, 2022 for no consideration. On June 14, 2022, the maturity date was extended to September 15, 2022 for no consideration and the Lender agreed to advance an additional $450,000, under the same terms as the Sixth Promissory Notes.

The Sixth Promissory Notes bear interest at the rate of 0.13% per annum and during the year ended April 30, 2022, the Company recorded interest of $3,725 (2021 - $248,064). Interest is payable semi-annually as calculated on May 31st and November 30th of each year. Interest is to be paid either in cash, in common shares or deemed an advance of principal at the option of the Lender. A 5% late payment penalty may apply if payment is not paid within ten days after the due date. During the year ended April 30, 2022, the Lender elected to have interest payable from December 1, 2020 to November 30, 2021 of $127,921 deemed as advances.

The Third Promissory Notes, the Fifth Promissory Notes and the Sixth Promissory Notes are collateralized by the Company’s Helmer-Bovill Property.

CUSIP No. 44973V	Schedule 13D	Page 10 of 11

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
2.1	Letter of Interest dated May 3, 2022.
10.1	Loan Agreement dated September 13, 2013 between the Company and BV Lending LLC.(1)
10.2	Loan Agreement dated February 18, 2015 between the Company and BV Lending LLC.(2)
10.3	Amendment Agreement dated December 1, 2015 between the Company and BV Lending LLC.(3)
10.4	Loan Agreement dated June 1, 2016 between the Company and BV Lending LLC.(4)
10.5	Amending Agreement dated October 25, 2017 between the Company and BV Lending LLC.(5)
10.6	Amending Agreement dated January 18, 2018 between the Company and BV Lending LLC.(6)
10.7	Amending Agreement dated March 20, 2018 between the Company and BV Lending LLC.(7)
10.8	Loan Agreement dated September 11, 2018 between the Company and BV Lending LLC.(8)
10.9	Amending Agreement dated March 27, 2019 between the Company and BV Lending LLC(9)
10.10	Amending Agreement dated June 28, 2019 between the Company and BV Lending LLC(9)
10.11	Loan Agreement dated October 25, 2019 between the Company and BV Lending LLC.(10)
10.12	Amending Agreement dated October 25, 2019 between the Company and BV Lending LLC.(11)
10.13	Amending Agreement dated October 25, 2019 between the Company and BV Lending LLC.(11)
10.14	Amending Agreement dated January 20, 2020 between the Company and BV Lending LLC.(12)
10.15	Amending Agreements dated June 4, 2020 between the Company and BV Lending LLC.(13)
10.16	Amending Agreement dated July 8, 2020 between the Company and BV Lending LLC.(13)
10.17	Amending Agreements dated December 3, 2020 between the Company and BV Lending LLC.(14)
10.18	Amending Agreements dated March 9, 2021 between the Company and BV Lending LLC.(15)
10.19	Amending Agreements dated July 15, 2021 between the Company and BV Lending LLC.(16)
10.20	Amending Agreements Dated August 13, 2021 between the Company and BV Lending LLC.
10.21	Amending Agreements Dated September 13, 2021 between the Company and BV Lending LLC.
10.22	Amending Agreements Dated October 13, 2021 between the Company and BV Lending LLC.
10.23	Amending Agreements dated November 15, 2021 between the Company and BV Lending LLC.(17)
10.24	Amending Agreements Dated December 15, 2021 between the Company and BV Lending LLC.
10.25	Amending Agreements Dated January 13, 2022 between the Company and BV Lending LLC.
10.26	Amending Agreements Dated February 15, 2022 between the Company and BV Lending LLC.
10.27	Amending Agreements dated March 21, 2022 between the Company and BV Lending LLC.(18)
10.28	Amending Agreements dated April 14, 2022 between the Company and BV Lending LLC.
10.29	Amending Agreements dated June 14, 2022 between the Company and BV Lending LLC.
99.1	Joint Filing Agreement dated as of March 9, 2016 among Allen Ball and BV Natural Resources LLC.(19)

Notes:

(1)Filed as an exhibit to Issuer’s Registration Statement on Form 10/A filed with the SEC on December 24, 2014.

(2)Filed as an exhibit to Issuer’s Current Report on Form 8-K filed with the SEC on March 11, 2015.

(3)Filed as an exhibit to Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2015.

(4)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on September 14, 2016.

(5)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on December 15, 2017.

(6)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on March 14, 2018.

(7)Filed as an exhibit to Issuer’s Form 10-K filed with the SEC on August 3, 2018.

(8)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on September 14, 2018.

(9)Filed as an exhibit to Issuer’s Form 10-K filed with the SEC on July 19, 2019.

(10)Filed as an exhibit to Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2019.

(11)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on December 16, 2019.

(12)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on March 13, 2020.

(13)Filed as an exhibit to Issuer’s Form 10-K filed with the SEC on July 28, 2020.

(14)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on December 14, 2020.

(15)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on March 16, 2021.

(16)Filed as an exhibit to Issuer’s Form 10-K filed with the SEC on August 11, 2021.

(17)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on December 15, 2021.

(18)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on March 24, 2022.

(19)Filed as an exhibit to the Schedule D filed April 12, 2016

CUSIP No. 44973V	Schedule 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BV NATURAL RESOURCES LLC

Dated: September 9, 2022

By: Ball Ventures, LLC, an Idaho limited liability company, the Member

By: BV Management Services, Inc., an Idaho corporation, the Manager

By: /s/ Cortney Liddiard
Cortney Liddiard, President

Dated: September 9, 2022	/s/ Allen L. Ball
ALLEN L. BALL